SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at July 27, 2006

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer
Date: July 27, 2006

* Print the name and title of the signing officer under his signature.

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RVI ANNOUNCES RVI ANNOUNCES RVI ANN

Rockwell Ventures Inc.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 681 - 2741
Toll Free 1 800 667 - 2114
www.rockwellventures.com

R OCKWELL ANNOUNCES THE RECOVERY OF TWO EXCEPTIONAL DIAMONDS FROM
THE WOUTERSPAN MINING OPERATION IN SOUTH AFRICA

July 24, 2006, Vancouver, BC - Rockwell Ventures Inc. ("Rockwell", the "Company") and Durnpike Investments (Pty) Limited ("Durnpike"), a private South African company, announce that two exceptional diamonds have been recovered in the past ten days from the Wouterspan mining operation west of Kimberley, South Africa.

Trial mining operations at Wouterspan have recovered, among other stones, a 39.97 carat D flawless stone and 41.31 carat light yellow stone, each of exceptional quality. These two diamonds were recovered during routine mining and recovery operations on the eastern edge of this exceptionally large diamond bearing gravel terrace. From January 1 to date in 2006, 15 stones larger than 20 carats have been recovered from Wouterspan. The largest was a 156 carat D flawless stone.

The Wouterspan Terrace is a remnant of a once much larger deposit created by the paleo-Orange River system and representing the precursor to the modern day Orange River. Current mining operations are recovering and processing about 200,000 tonnes of diamond bearing gravel per month.

These two exceptional diamonds, which are shown in the figures below, are currently undergoing acid cleaning and valuation by the Company's in-house diamond experts prior to being presented for sale at the Company's next tender sale.

Rockwell and Durnpike have signed an Agreement in Principle with respect to four alluvial diamond properties, as described in a news release of June 30, 2006, one of which is the Wouterspan property. Closing of the Acquisition is expected to occur on or before October 31, 2006. Completion of the Acquisition is subject to, among other things, receipt of the required regulatory approvals, including the approval of the TSX Venture Exchange.

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.